Xerium Technologies, Inc. 14101 Capital Boulevard Youngsville, NC 27596 Tel: 919-526-1400 Fax: 919-526-1430

October 27, 2017

VIA EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Xerium Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-32498

Dear Ms. Thompson:

Xerium Technologies, Inc. (referred to as the “Company”, “we”, “our” or “us”) hereby submits its responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 28, 2017 regarding the above-referenced Annual Report on Form 10-K filed with the Commission on March 1, 2017 (“Form 10-K”). The numbered responses below correspond to the numbered comments and headings used in the Staff’s September 28, 2017 letter. This response letter includes each comment from the Staff in bold type with the Company’s response set forth immediately below.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost Reduction Programs, page 32

1.
You disclose you expect to realize cost savings as a result of your cost reduction programs. Please revise to quantify the estimated range of these savings on your future earnings and cash flows resulting from this exit plan. Please refer to SAB Topic 5.P.4.

Company Response:

We respectfully advise the Staff that, in accordance with SAB Topic 5.P.4, we will revise future quarterly and annual filings to disclose a range of estimated savings on future earnings and cash flows relating to material exit plans. However, there were no open exit plans at December 31, 2016 with material estimated savings in our future earnings or cash flows which should have been disclosed in our Form 10-K.

Non-GAAP Financial Measures, page 41

2.	We note your disclosure that you use Adjusted EBITDA as a liquidity measure. It appears you also use Adjusted EBITDA as a performance measure. Please address the following:

•
Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. For each line item that includes charges that require cash settlement, such as operational restructuring and plant startup costs, please explain to us why you believe presentation of Adjusted EBITDA complies with Item 10(e) of Regulation S-K.

•
If Adjusted EBITDA is also being used for performance purposes, then please explain to us why plant startup and operational restructuring costs are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response:

Non-GAAP Liquidity Measure - We acknowledge the Staff's comment and advise the Staff that we consider adjusted EBITDA to be a performance measure and not a liquidity measure. We previously used adjusted EBITDA as a liquidity measure because the terms of our prior credit agreement contained material covenants regarding adjusted EBITDA. See our response to Comment 7 in our correspondence to the Staff dated October 7, 2011 for reference. We refinanced the debt under that prior credit agreement in August 2016 after which the material covenants regarding adjusted EBITDA no longer applied. However, in the Form 10-K we inadvertently failed to indicate that, due to the recently completed refinancing, we no longer use adjusted EBITDA as a liquidity measure. We respectively advise the Staff that future quarterly and annual filings will be revised to note that EBITDA is our non-GAAP measure for liquidity and therefore includes all charges of the Company that required, or will require, cash settlement in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K and adjusted EBITDA is our non-GAAP measure for performance.

Non-GAAP Performance Measure - We do not believe operational restructuring charges and plant start-up costs are normal, recurring, cash operating expenses necessary to operate our business as provided under Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Consistent with Item 10(e) of Regulation S-K, we do not describe these charges as “non-recurring,” “infrequent” or “unusual.”

The main industry that we serve, paper, has experienced a dramatic shift away from graphical and writing grades of paper, due to digitization, into growth grades of paper such as tissue, supported by emerging economies, and packaging, supported by e-commerce. In addition, the locus of our customer base has been shifting from high cost production zones to low cost production zones. In order to maintain competitiveness, we have followed suit by implementing a multi-year repositioning in an effort to target growing grades of paper in growing markets. During this repositioning, the Company has closed several underperforming plants in non-growth markets and opened two new plants in emerging markets. The charges for these actions include items that are not part of our routine operations such as severance pay and benefits; internal and external costs associated with the development, communication, administration and implementation of these initiatives, accelerated depreciation and/or write-off of certain associated fixed assets, agent termination fees, contract termination fees and fees incurred establishing new entities in connection with our start-up operations.

Despite the fact that this repositioning has occurred over several years, the timing of the charges have been unpredictable and the amount of the charges vary significantly across reporting periods and across operating segments, which can affect comparability. Finally, these charges are not expected to continue indefinitely. At this time, we believe we have completed most of our repositioning activities.

As a result of the factors summarized above, we believe these restructuring charges and plant start-ups costs are not representative of the Company’s underlying operating performance and thus are appropriately excluded from our non-GAAP measures so that investors can better understand our operating results. Management uses these non-GAAP measures as a supplement to financial information presented in accordance with GAAP in order to facilitate operating performance comparisons from period to period by eliminating differences caused by the existence and timing of these charges that would not otherwise be apparent on a GAAP basis. In addition, management uses these financial measures that exclude restructuring charges and start-up costs as a basis for strategic planning.

We believe presenting these non-GAAP measures provides investors with useful supplemental information to enhance their understanding of the Company’s underlying business performance and trends. These non-GAAP financial measures are expected and requested by our investors in order to quantify the impact of our repositioning programs and to enhance investors’ ability to compare our period-to-period financial results. Disclosing these non-GAAP financial measures allows investors to view our underlying operating results in the same manner as they are viewed by Company management.

Financial Statements for the Fiscal Year Ended December 31, 2016

2. Accounting Policies

Goodwill, page 58

3.
We note that you first assessed qualitative factors to determine whether it was more likely than not that the fair value of the reporting units were less than their carrying amounts and determined that the two-step goodwill impairment test was not necessary for either of your reporting units. Please explain to us in more detail your qualitative assessment of goodwill at the machine clothing reporting unit in fiscal 2016. In this regard, we note that net sales and segment earnings were lower in fiscal 2016 as compared to the prior year. Please summarize for us the qualitative analysis you performed. Refer to ASC 350-20-35-3C(d) and 35-3E.

Company Response:

We respectfully advise the Staff that in 2015, the results of the 2015 quantitative assessment (Step 1) that we performed indicated that the fair value of the PMC reporting unit significantly exceeded its carrying value by over 42%; and therefore, there was no indicator of impairment. In the Company’s annual impairment analysis for 2016, a qualitative assessment was performed to determine if it was more likely than not that the carrying value of the PMC reporting unit was less than its fair value.

To determine if there were indicators of impairment in the 2016 qualitative assessment, the Company updated net sales and EBITDA multiples, updated the weighted average cost of Capital (WAAC) and updated the carrying value of the PMC reporting unit. We reviewed the 2016 segment operating results, including segment net sales, segment earnings and cash generation. While segment net sales and segment earnings declined modestly in 2016 compared to 2015, cash generation exceeded 2015 and internal 2016 targets. We also updated our five year projections which still indicated a significant cushion within the PMC reporting unit. Additionally, we evaluated events and circumstances outlined in ASC 350-20-35-3C. Those factors did not present any indicators that it was more likely than not that the fair value of the reporting unit was less than the carrying value. The Company’s repositioning efforts to shift our cost structure from high cost to low cost markets to realign our operations with market demand has been substantially concluded. Based on this qualitative analysis, we concluded that it is not more likely than not that the carrying value of the PMC reporting unit is less than its fair value. As such, we determined it was not necessary to perform the two-step quantitative goodwill impairment test.

7. Income Taxes, page 66

4. Please explain to us what is included in the other foreign permanent items line item of the tax reconciliation on page 67 and the reasons for the change in this line item from the prior period.

Company Response:

We respectfully advise the Staff that “Other foreign permanent items” in the tax reconciliation on page 67 consists of expenses deductible for tax but not for US GAAP. These expenses primarily consisted of tax-deductible interest in Brazil resulting from the settling of the 2014 tax assessment in Brazil and interest on net equity. The tax-deductible interest in Brazil resulting from the settling of the 2014 tax assessment in Brazil is a non-recurring expense. No interest on net equity was incurred in 2014, and the amount of tax-deductible interest on net equity in 2015 could be aggregated in the reconciliation in accordance with Regulation S-X 4-08(h)(2) and (h)(3).

13. Supplemental Guarantor Financial Information, page 84

5. We note your disclosure that in connection with the issuance of the Notes, all of your domestic subsidiaries fully and unconditionally guaranteed the payment obligations under the Notes. We also note that you have disclosed supplemental condensed consolidating financial information under Rule 3-10(f) of Regulation S-X. Please tell us, and revise future fillings to disclose if these guarantor subsidiaries are 100% owned subsidiaries of the parent, and whether your domestic subsidiaries jointly and severally guaranteed the payment obligations under the Notes.

Company Response:

We respectfully advise the Staff that the Guarantors (as defined in Note 13 on page 84 of the Form 10-K) are wholly owned subsidiaries, directly or indirectly, of Xerium Technologies, Inc., the parent. In addition, we respectfully advise the Staff that the Guarantors have jointly and severally guaranteed the payment obligations under the Notes.  In future filings, we will revise the disclosure under Note 13 to reflect the foregoing more clearly as follows (additions underlined; deletions ~~crossed-through~~):

“On August 9, 2016, the Company closed on the sale of its Notes. The Notes are secured obligations of Xerium Technologies, Inc. (referred to as “Parent” for the purpose of this note only) and are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the domestic wholly owned subsidiaries, whether directly or indirectly, of the Parent ~~Company~~ (the “Guarantors”).  In accordance with Rule 3-10 of Regulation S-X promulgated under the Securities Act of 1933, as amended, the following condensed consolidating financial statements present the financial position, results of operations and cash flows of the Parent ~~Xerium Technologies, Inc. (referred to as “Parent” for the purpose of this note only)~~ on a stand-alone parent-only basis, the Guarantors on a Guarantors-only basis, the combined non-Guarantor subsidiaries and elimination entries necessary to arrive at the information for the Parent, the Guarantors and non-Guarantor subsidiaries on a consolidated basis.”

If we may be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 526-1403.

Sincerely,

/s/ Clifford E. Pietrafitta

Clifford E. Pietrafitta
Executive Vice President and
Chief Financial Officer

cc: Mark Staton, President and Chief Executive Officer